NEVADA PROPERTY 1 LLC
3708 Las Vegas Boulevard South
Las Vegas, Nevada 89109

                               January 14, 2013

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Michael McTiernan
Assistant Director

	Re:	Nevada Property 1 LLC
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 23, 2012
File No. 0-53938

Dear Mr. McTiernan:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated December 19, 2012 (the “Comment Letter”), relating to the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2011, filed by Nevada Property 1 LLC (the “Company”) on March 23, 2012, and the Quarterly Report on Form 10-Q (the "Form 10-Q") for the quarterly period ended September 30, 2012, filed by the Company on November 9, 2012.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Form 10-K for the fiscal year ended December 31, 2011

Financial Statements

Consolidated Statements of Cash Flows, page 45

1.
Please disclose the cash outflows from major development and construction projects, ordinary capital expenditures and lease costs separately for each year presented. Please disclose the amount of soft costs such as interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations. Additionally, please advise how you determine whether costs should be capitalized or included within pre-opening expenses. Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification.

Michael McTiernan
Securities and Exchange Commission
January 14, 2013

During 2009 and 2010 all capitalized cash outflows for capital expenditures were related to the construction and development (including necessary furniture, fixtures and equipment) of Phase I of The Cosmopolitan of Las Vegas (the "Resort"), which opened on December 15, 2010.  During 2011, substantially all capitalized cash outflows for capital expenditures were related to the completion of construction and payment of accrued construction payables related to Phase I of the Resort and the completion of construction of Phase II of the Resort, which included an additional 968 rooms that were completed in September 2011.

The Company's capitalization policy for the construction and development of the Resort is based on U.S. GAAP accounting guidance for the capitalization of interest cost and for the development of real estate projects (ASC 835-20 in the case of interest and ASC 970-340 and ASC 970-360 in the case of hard and other soft costs). The Company's policy is to capitalize only soft costs which are attributable to construction and development of the Resort during the construction period.  Soft costs include, interest, independent third-party consultants who supervise and monitor the construction process, real estate taxes, insurance, and compensation costs of development and construction department personnel.

Capitalized interest expense for the 2009, 2010 and 2011 annual periods was $10.2 million, $8.4 million and $0.7 million, respectively and has been disclosed in Note 6 - Property and Equipment (page 55) of our Form 10-K for the fiscal year ended December 31, 2011.  The decrease in capitalized interest in the 2010 period as compared to the 2009 period was principally due to the lower interest rate of the Company's borrowing facility offset by increased capital expenditures during the development and construction of the Resort.  The decrease in capitalized interest in the 2011 period as compared to the 2010 period was due to the opening and substantial completion of construction of the Resort in December 2010.

In future Exchange Act periodic reports, beginning with its filing on Form 10-K for the fiscal year ended December 31, 2012, due no later than April 1, 2013, the Company will disclose separately for each year presented cash outflows from major development and construction projects, ordinary capital expenditures, lease costs and soft costs such as interest and other soft costs for all periods presented, to the extent material, together with a narrative discussion of significant fluctuations.

Soft costs which are not related to development and construction of the Resort during the construction period are expensed as incurred as discussed below.  During the 2009, 2010 and 2011 annual periods, pre-opening expenses were $4.7 million, $116.5 million and $1.6 million, respectively (as disclosed in the Company's Consolidated Statements of Operations, page 43 in the Company's Form 10-K for the fiscal year ended December 31, 2011) and included, but were not limited to, direct marketing and advertising of the Resort prior to opening, consultants hired to assist the Company in the opening of the Resort, training of new employees, payroll for employees in our non-development and construction groups (which include for example our gaming, hotel, entertainment, general and administrative, sales and marketing departments), incremental office lease space used by the Company prior to opening, legal and other consulting fees, general and administrative expenses and other non-construction related expenses.

Michael McTiernan
Securities and Exchange Commission
January 14, 2013

To determine whether, and in what amounts, costs should be capitalized or included within pre-opening expenses, the Company utilizes a job costing process and the capitalization criteria outlined in the applicable accounting guidance that is performed by its development and construction accounting groups with the support of independent construction accounting specialists and consultants.  In addition, the Company separately accounts for and segregates costs between its construction department and operating departments.  The same process is applied to both hard and soft construction related costs.  The segregation of costs includes the review by not only our development and construction department personnel, but also by our corporate accounting group.

In future Exchange Act periodic reports, beginning with its filing on Form 10-K for the fiscal year ended December 31, 2012, due no later than April 1, 2013, the Company will also expand its disclosures in Note 2 - Basis of Presentation and Summary of Significant Accounting Policies to include the following:

"Costs incurred during the development and construction period that are not related to development and construction are included within pre-opening expenses.  Such costs include, but are not limited to, direct marketing and advertising of the Resort prior to opening, consultants hired to assist the Company in the opening of the Resort, training of new employees, payroll for employees in our non-development and construction groups (which include for example our gaming, hotel, entertainment, general and administrative, sales and marketing departments), incremental office lease space used by the Company prior to opening, legal and other consulting fees, general and administrative expenses and other non-construction related expenses."

2. Basis of Presentation and Summary of Significant Accounting Policies

3. Income Taxes, page 52

2.	Please provide to us your analysis supporting the recoverability of your deferred tax asset. Please cite all relevant accounting literature within your response.

The Company is a single member LLC and was included through December 31, 2011 as a division of its member's (Nevada Parent I LLC) separate corporate income tax return for 2011.  Effective January 1, 2012 and pursuant to a broader tax reorganization, the Company and its member, Nevada Parent 1 LLC, became part of the Deutsche Bank's federal Consolidated Tax Group (the “U.S. Consolidated Group”) and entered into a tax sharing agreement effective that date, with the U.S. Consolidated Group.  As a result, the Company joined the U.S. Consolidated Group after having been a separate taxpayer for 2011.

The Company utilizes an accounting method sometimes referred to in practice as the "Benefits for Loss" approach.  Under this approach net operating losses and other deferred tax attributes are characterized as realized (or realizable) by the entity when those tax attributes are realized (or realizable) by the consolidated group even if the subsidiary would not otherwise have been able to demonstrate realizability of the attributes on a stand-alone basis.

Michael McTiernan
Securities and Exchange Commission
January 14, 2013

ASC 740-10-30-27 through 30-28 requires that the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return be allocated among the group members when those members issue separate financial statements.  As of December 31, 2011, $122.9 million of the Company's $125.1 net deferred tax asset balance relates to its net operating loss incurred during 2011, which is subject to special tax rules which may limit their usage under the Separate Return Limitation Year ("SRLY") rules.

As noted in ASC 740-10-30-18, future realization of a tax benefit of an existing deductible temporary difference or carry forward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryback or carry forward period under the tax law.  Deutsche Bank has asserted that the entities which now comprise the U.S. Consolidated Group have historically been profitable, have taxable income, and are expected to continue to be profitable in the foreseeable future based on forecasted amounts and will have sufficient taxable income to utilize the deferred tax assets of the Company.  Based upon the Company's knowledge of the historical profitability of the U.S. Consolidated Group, there are sufficient levels of taxable income to utilize the losses generated by the Company.

ASC 740-10-30-19 provides that an entity may take certain actions that are prudent and feasible that the entity ordinarily might not take, but would take to prevent an operating loss or tax credit carry forward from expiring unused, and would result in realization of deferred tax assets.

Deutsche Bank has committed to taking necessary, prudent and feasible steps to ensure that the tax benefits can be realized through changes in its organizational structure and actions to realize the Company's deferred tax assets.  For example, an action that could be executed by Deutsche Bank, and may be necessary in order, to realize the benefit of the SRLY 2011 net operating losses of the Company, is the liquidation of Nevada Parent 1 LLC.  This step may be necessary in order to allow for the Company’s net operating loss to offset other taxable income of the U.S. Consolidated Group.  This transaction would not have an impact on the operations of the Company and would not impact the Company's gaming license with the Nevada Gaming Commission ("NGC") (notice of the action to the NGC is required) as there is no change in the direct or ultimate ownership of the Company.

Deutsche Bank provided a representation letter asserting its ability and intention to execute strategies with respect to its investment in the Company to ensure that the benefits related to the existing net deferred tax assets as of December 31, 2011 will be realized.  Specifically, the letter commits to (1) the inclusion of the Company in the U.S. Consolidated Group' beginning in 2012 and (2) employing prudent and feasible tax planning strategies (such as the above-mentioned liquidation of Nevada Parent 1 LLC) to realize prior year’s net operating loss carry forwards.   The letter documents the profitability of the entities which now comprise the U.S. Consolidated Group.

Michael McTiernan
Securities and Exchange Commission
January 14, 2013

Based on the positive evidence as required under ASC 740, the Company concluded that it is more likely than not it’s deferred tax assets are realizable and that it was appropriate to release the previously recorded valuation allowance in the fourth quarter of 2011.

Signatures, page 83

3.	In future Exchange Act periodic reports, please also identify your principal financial officer on the signature page. Please confirm that one of the signatories is your principal financial officer.

In future Exchange Act periodic reports, beginning with its filing on Form 10-K for the fiscal year ended December 31, 2012, due no later than April 1, 2013, the Company will identify its principal financial officer on the signature page thereto. The Company confirms that one of the signatories to the Form 10-K, Ronald G. Eidell, is the Company's principal financial officer, in addition to being its principal accounting officer.

Form 10-Q for the Quarterly Period Ended September 30, 2012

12. Commitments, Contingencies and Litigation, page 13

4.
You disclose for each of the two class action lawsuits that you cannot determine the potential impact of the respective lawsuits on the condensed financial position, cash flows, or results of operations of the company. Please tell us and revise future filings to disclose whether or not you can estimate the possible loss or range or loss. If you are not able to provide this disclosure, please tell us why and when you think circumstances will change to allow for such an estimate. Reference is made to paragraph 4b of ASC 450-20-50.

The Company advises that prior to the issuance of any of the Company’s quarterly or annual financial results and for the purposes of accrual and/or disclosure, the Company analyzes each of its material legal proceedings and other contingencies to determine whether an estimate of a probable or reasonably possible loss or range of loss can be made based upon the facts and legal assessment of such matter.  During such assessment, the Company considers all factors that may impact this assessment, including, without limitation, (a) the stage of the proceeding; (b) the damages, penalties and costs sought; (c) the factual matters that remain to be resolved; and (d) the legal principles that are the subject of the proceeding.  It is often not possible to estimate the loss or a range of possible loss, particularly where (i) the damages sought are unsubstantiated or indeterminate; (ii) the discovery or other material legal proceedings are incomplete; (iii) the proceedings are in the early stages and there is insufficient information available to assess the viability of the stated grounds; (iv) the matters present legal uncertainties; or (v) there are significant facts in dispute.  In such cases, there are considerable uncertainties regarding the resolution of the proceeding, which may preclude the determination of the reasonably possible loss or range or loss.  The Company cannot currently determine when circumstances will change to allow for an estimate of a possible loss or range of loss.  The Company will continue to perform the assessment process described above during each reporting period and will update its disclosures to address changes to its material legal contingencies and other legal matters.

Michael McTiernan
Securities and Exchange Commission
January 14, 2013

With respect to the two matters disclosed under the heading "Class Action Suits" in Note 12 - Commitments, Contingencies and Litigation of the Company’s Condensed Consolidated Financial Statements in the Form 10-Q for the Period Ended September 30, 2012 and in prior reporting periods, the Company undertook the assessment described above.

Consistent with ASC 450-20-50, in addition to disclosing the nature of the contingency, in future Exchange Act periodic reports, beginning with its filing on Form 10-K for the fiscal year ended December 31, 2012, due no later than April 1, 2013, the Company will include an introductory paragraph to its Commitments, Contingencies and Litigation Footnote of its Consolidated Financial Statements, as follows:

"In the ordinary course of business, we are involved in various legal proceedings and other matters that are complex in nature and have outcomes that are difficult to predict.  We record accruals for such contingencies to the extent that we conclude that it is probable that a loss will be incurred and the amount of loss can be reasonably estimated.  Unless material or otherwise disclosed, no estimate of the reasonably possible loss or range of loss in excess of amounts accrued, if any, can be made at this time regarding the matters specifically described below, nor can it determine when it will be able to make such an estimate, because the inherently unpredictable nature of legal proceedings may be affected by various factors, including: (i) the damages sought in the proceedings are unsubstantiated or indeterminate; (ii) discovery or other material legal proceedings are incomplete; (iii) the proceedings are in the early stages and there is insufficient information available to assess the viability of the stated grounds; (iv) the matters present legal uncertainties; or (v) there are significant facts in dispute.  Our assessment of each matter may change based on future unexpected events.  An unexpected adverse judgment in any pending litigation could cause a material impact on our business operations, intellectual property, results of operations or financial position.  Unless otherwise expressly stated, we believe costs associated with litigation will not have a material impact on our financial position or liquidity, but may be material to the results of operations in any given period.”

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In accordance with your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K or Form 10-Q; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Michael McTiernan
Securities and Exchange Commission
January 14, 2013

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If you have any questions with respect to the foregoing, please contact me at (702) 698-1125.

Very truly yours,

Nevada Property 1 LLC

By:	/s/ Ronald G. Eidell
Ronald G. Eidell
Chief Financial Officer